Announcement, Perth, Australia
Title Open Briefing. Orbital Engine Corp. CEO on Continuing Profits

Record of interview

corporatefile.com.au
Orbital Engine Corporation Limited yesterday reported net profit of 3.4 million dollars for the year ended June 2004 compared with a loss of 1.9 million dollars in the previous year. The six month period to June was the third consecutive half year in which Orbital has booked positive earnings. What level of confidence do you have that you can sustain the profitability of the business

CEO Peter Cook
We have restructured the business to provide three related but independent income streams power train engineering services, licences and royalties, and our share of earnings from Synerject, our 50 50 joint venture with Siemens VDO Automotive.
Each of these contributed to our very strong results in 2004.

In restructuring and reducing our reliance solely on intellectual property as our model, we have stabilised the business and given it a more sustainable basis. Whilst each sector will be subject from time to time to its own over or under performance against our expectations, we believe we can sustain profitability.

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An outstanding feature of the result was that Orbital generated positive cash flow from operations of 0.7 million dollars for the year, with 1.0 million dollars generated in the second half. Is this sustainable going forward

CEO Peter Cook
We were particularly pleased with the cashflow result. It represented a 7.6 million dollars turnaround year on year. We have indicated in the past that turnover of around 10 million dollars in Engineering Services is the point at which we are cash neutral, and we believe 2005 will demonstrate our ability to continue to generate cash from underlying trading.

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What is the outlook for earnings and cash flow in the current year ending June 2005

CEO Peter Cook
In 2004, the underlying result was very good. We had the full benefit of most of our earlier cost reduction initiatives, except for the head office relocation, which occurred half way through the year. But, we must acknowledge that there were some one off contributions, particularly in the first half, with foreign exchange gains, Automotive Competitiveness and Investment
Scheme ACIS credits and certain warranty expiries that wont be easily replicated. Therefore, I see 2005 as a year of consolidation and one in which we will take advantage of our lower cost base to grow. Hopefully the growth will compensate for the absence of those one offs.

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Cash on hand totalled 12.4 million dollars at the end of June 2004.
What level of cash will you seek to maintain going forward

CEO Peter Cook
We had previously indicated that our immediate plans were to use the cash to strengthen the balance sheet and that is exactly what we have done. As the market accepts the sustainability of our turnaround, we may look to deploy some of those funds on co development programs or an appropriate acquisition, under very strict board guidelines.

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Synerject made a 2.7 million dollar contribution to earnings, up from 1.4 million dollars in the previous year. In the second half of the year, the JVs contribution was 1.8 million dollars, double that of the first half. What were the drivers of Synerjects growth and is this momentum sustainable

CEO Peter Cook
Synerjects restructuring was put in place very late in the 2003 financial year, and we indicated at that time it would have a very strong year in 2004. It has achieved a turnover in excess of USD40 million and has considerably improved EBIT to USD4.3 million. The variation between Synerjects firsthalf and secondhalf EBIT result was in part a product mix issue and in part a currency issue.

The key driver of organic growth in Synerject is the increasing use of engine management systems in the nonautomotive market as carburettor products are replaced by electronics. The nonautomotive market lags the automotive market in the uptake of electronic management engine systems.

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Can you quantify the impact of the weaker US dollar on
Synerjects earnings in 2004 How is it positioned at current US dollar levels

CEO Peter Cook
Over the full year, the impact of the stronger Australian dollar was to depress Synerjects contribution to our result by about A586,000 compared with where it would have been at the 2003 exchange rate. In US dollars, our 50 percent share of Synerjects 2004 EBIT result showed a 136 percent increase year on year.

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What is the earnings outlook for Synerject in 2005

CEO Peter Cook
We see 2005 as a year of consolidation for Synerject.
Certainly there will be some areas of good growth and some areas that will under perform, however Synerject does continue to win new programs, which should see improved growth and turnover in the medium term. Additionally, there will be some investment in new generation Electronic Control Unit ECU development to make certain Synerject remains at the forefront as a supplier.

corporatefile.com.au
Orbitals Engineering Services business booked EBIT of 2.1 million dollars in 2004 compared with a loss of 0.7 million dollars in the previous year.
Revenue rose 14 percent to 11.5 million dollars. Both revenue and EBIT were lower in the second half of the year than in the first half.
What was the reason for the slower revenue in the second half and can Engineering Services remain profitable at lower revenue levels

CEO Peter Cook
The growth in revenue from engineering power train services has been most encouraging. Even more encouraging was the improved EBIT contribution, which was up 2.8 million dollars year on year. Certainly the second half was a little softer than we would have liked, but not significantly. We expect some volatility over the year in terms of throughput because of project phasing, project timing and resource availability.

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What is the current trend in work flow within the
Engineering Services business and what is the outlook for 2005

CEO Peter Cook
We have demonstrated over the past two years that we can generate Engineering Services work in the range of 10 million dollars to 12 million dollars. It is premature to ask what the outlook for 2005 is since, like many fee for service businesses, three months is the maximum forward order load you could ever expect to have to hand. Any longer would imply our clients are waiting too long for their programs. We have a strong prospects list and the past years results suggest we should be able to achieve our goals.

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Orbitals revenue from Royalties and Licences was 3.2 million dollars in 2004, down 18 percent. What is the outlook for 2005

CEO Peter Cook
Licence and royalty revenue has a complex set of drivers, making it difficult to get the subparts accurate even though the overall number is reasonably stable. The 18 percent year on year decline was a bit disappointing, but attributable to two factors. Nearly half of it was due to currency and the remainder due to the poor volume offtake of 50 cc scooters in the European market.

We had indicated earlier in the year that the European scooter sector was under performing and that there is considerable pressure on all three European manufacturers we licence.
Indeed Aprilia, our first scooter licensee, suspended manufacturing during the year while it reached accommodation with its banks. However, other markets have grown significantly, including the outboard sector at Mercury, hence my comment that its difficult to predict the subcomponents in this area, but relatively easy to get the headline number correct.

corporatefile.com.au
What would you see as a normal level of annual revenue from Royalties and Licences going forward

CEO Peter Cook
In the near term, we had expect licences and royalties to be in the vicinity of 3 million dollars a year. We do expect that figure to increase when the volume from Bajaj Auto, our Indian licensee, comes online in late calendar 2005, but we will advise the market a little closer to the proposed launch. Our expectation is that Bajaj will become a major royalty contributor.

corporatefile.com.au
Oil prices are close to record levels at nearly USD50 per barrel.
Can you comment on the potential impact on demand for Orbital
Combustion Process OCP technology in a scenario where these levels are sustained

CEO Peter Cook
Sustained high oil prices must ultimately be advantageous for us.
OCP improves fuel consumption by 12 to 18 percent, depending on the measurement standard and base comparator, a significant saving. However, it would be wrong to think there will be any instant conversion to our technology.
When similar fuel price escalations have occurred in the past, quickly available shortterm adjustments are first to be seen.
For example, around the time of the first oil shock, Holden abandoned the Kingswood and moved to the Commodore, a smaller compact sedan, and introduced four cylinders into the Australian sedan range for the first time. It is only after these types of shortterm adjustments have occurred that we would expect to see the design and introduction of more fuel efficient engines. It is at that stage we would expect the merits of our technology to be more fully recognised.

I should also add that consumers will need to get used to either paying higher prices for fuel, or paying higher prices for more fuel efficient engines. To date, the consumer has not been prepared to pay for those engines and thats been the major block to our prospects.

corporatefile.com.au
Now that Orbital has established a profitable base, what is your strategy to take the business forward

CEO Peter Cook
The Chairman announced at last years AGM that we would be undertaking a review of our strategy during the year, given we had met our objectives for profit and cash neutrality well ahead of plan. Importantly the strategy thats worked to date will be enhanced, not radically altered. We will focus on growth in Engineering Services, principally in the Asia Pacific region.
We will seek additional licensees with nichemarket applications for OCP and of course we will continue to improve the value being built in Synerject. Additionally, we will increase our work on second generation OCP systems focussed on cost reduction and inservice improvement for our existing customers, and we will consider acquisitions within very specific guidelines.

corporatefile.com.au
Can you provide an update on developments in relation to OCP for automotive applications

CEO Peter Cook
Last year we indicated we had active engineering programs with three OEMs exploring various aspects of OCP on their engines. OEMs continually update their level of understanding of a wide variety of technologies and these programs should not be seen as any commitment to preproduction interest or model introduction. However, we were satisfied with the technical performance and outcomes of each of the programs and although the immediate works all but concluded, we feel the basis for further interest has been established.

We remain optimistic that OCP has much to offer in automotive applications. Perhaps declining global oil reserves and increasing oil prices, coupled with global warming, will see a more aggressive commitment from OEMs to introduce promising technologies, particularly where government assistance is offered such as the Australian Governments recently announced 150 million dollars extension to the ACIS RandD grant scheme.

corporatefile.com.au
Thank you Peter.



ENDS
Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western
Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region.
Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western
Australia, Orbital stock is traded on the Australian Stock
Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Peter Cook
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668